SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NEWS RELEASE	Contact: Patricia Roquebert – Panama
(507) 304-2672
Carmina Reyes – U.S.
(210) 222-1933

COPA AIRLINES ANNOUNCES EXPANSION PLANS

Airline adds five new destinations, increases fleet and supports expansion of Tocumen International Airport

Panama City, Panama, Aug. 6, 2008 – Copa Airlines, subsidiary of Copa Holdings SA (NYSE:CPA), today announced the addition of five new destinations on the American continent and the acquisition of aircraft as part of its expansion plans for 2008. In addition, the airline emphasized its support of increasing the Hub of the Americas’ capacity by adding a new terminal to the Tocumen International Airport.

With the addition of non-stop flights from Panama to Belo Horizonte, Brazil; Oranjestad, Aruba; Valencia, Venezuela; and Santa Cruz, Bolivia, as well as the new service it began to Port of Spain, Trinidad and Tobago earlier this year, the airline will operate flights from Panama to a total of 45 destinations in its extensive route network throughout North, Central, and South America and the Caribbean by the end of 2008.

“We continue to grow and strengthen Copa Airlines and Panama as the best connecting point for travel within Latin America,” said Pedro Heilbron, CEO of Copa Airlines. “The new flights will facilitate commercial and business relations between the countries in our region, increase tourism, and foster economic development.”

Heilbron stated that the addition of six new aircraft this year and the airline’s recent announcement of future orders will strengthen its ability to provide world-class service, with the goal of continuing to grow Copa’s hub through new destinations and increased flight frequencies.

“Copa Airlines will close out the year with a modern and efficient fleet of 43 aircraft consisting of 28 Boeing 737 Next Generation and 15 Embraer jets, one of the youngest fleets in the Americas,” said Heilbron.

On August 21, Copa will begin service to Belo Horizonte, the airline’s fourth destination in Brazil, providing the city with its first direct connections to a large number of Latin American destinations. Continuing with its expansion efforts, Copa will initiate flights to Valencia and Aruba on December 1 and 15, respectively, serving both tourism and business passenger needs. Also, in December Copa will begin flights to Santa Cruz, Bolivia, the airline’s fifth new destination in 2008. From these cities, Copa will offer immediate connections to and from the principal cities of the Caribbean, North, Central and South America.

Because of the expansion and the modernization of Tocumen International Airport, headquarters of the Hub of the Americas, Copa Airlines has been able to expand the number of destinations and frequency of flights it offers. The hub’s future growth will be facilitated by the recent opening for international bidding on construction of the airport’s new terminal and infrastructure, officials stated.

“The new terminal demonstrates the national government’s ability to promote its vision for domestic and international growth and development,” said Orcila Constable, General Manager, Tocumen International Airport. “The new terminal is key for positioning and strengthening Tocumen as a preferred hub world wide, and as means to facilitate commercial and tourism activity in the country.”

About Copa Holdings, S.A.

Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers 126 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando.  Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries.  Aero Republica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin.  For more information, visit www.copaair.com.

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About Hub of the Americas

The Hub of the Americas offers passengers an average connection of 90 minutes through coordinated itineraries, reducing total flight time; check-in luggage transportation to the passenger’s final destination; and a large variety of duty free stores. Passengers affiliated with or traveling in Business Class are welcome to use Copa and Continental Airlines’ Presidents Club.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 08/06/2008
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO